Exhibit 99.1

ESSA Pharma Inc. Reports Results of Annual General Meeting of Shareholders

HOUSTON, TX AND VANCOUVER, June 25, 2019 /CNW/ - ESSA Pharma Inc. ("ESSA" or the "Company") (TSX-V: EPI, NASDAQ: EPIX), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, is pleased to announce the results of the votes on matters considered at its annual general meeting of shareholders of the Company (the "Shareholders") held on June 25, 2019 in Vancouver, British Columbia, Canada (the "Meeting").

At the Meeting, the Shareholders set the number of directors at seven and re-elected to the board of directors (the "Board"), by ordinary resolution passed by ballot vote, David R. Parkinson, Richard M. Glickman, Raymond Andersen, Gary Sollis, Franklin M. Berger, Scott Requadt and Otello Stampacchia to serve in office until the next annual meeting of Shareholders or until their successors are duly elected or appointed. Detailed results of the voting in respect of the election of directors are as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David R. Parkinson	3,413,685	95.64%	155,625	4.36%
Richard M. Glickman	3,420,645	95.83%	148,665	4.17%
Raymond Andersen	3,413,685	95.64%	155,625	4.36%
Gary Sollis	3,560,520	99.75%	8,789	0.25%
Franklin M. Berger	3,415,107	95.68%	154,202	4.32%
Scott Requadt	3,224,071	90.33%	345,238	9.67%
Otello Stampacchia	3,224,062	90.33%	345,248	9.67%

At the Meeting, the Shareholders also approved the: (i) re-appointed of  Davidson & Company LLP, Chartered Professional Accountants, as auditors of the Company; (ii) subject to the closing of the acquisition by the Company of all the issued and outstanding shares of Real Therapeutics plc, as announced in a press release dated May 16, 2019 (the "Realm Acquisition"), an amendment to the Company's stock option plan; (iii) subject to the closing of the Realm Acquisition, an amendment to the Company's restricted share unit plan; and (iv) subject to the closing of the Realm Acquisition, the Company's employee stock purchase plan.

About ESSA Pharma Inc.

ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA's proprietary "aniten" compounds bind to the N-terminal domain of the androgen receptor ("AR"), inhibiting AR-driven transcription and the AR signaling pathway in a unique manner which bypasses the drug resistance mechanisms associated with current anti-androgens. The Company is currently progressing IND-enabling studies and expects to enter clinical studies with EPI-7386 in the first calendar quarter of 2020. For more information about ESSA, please visit www.essapharma.com or follow us on Twitter.

About Prostate Cancer

Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2018). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer

This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", "potential", "promising", "refocus", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the consolidation of the common shares of the Company.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 11, 2017 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: Company Contact: David Wood, Chief Financial Officer, ESSA Pharma Inc., Contact: (778) 331-0962, E-mail: dwood@essapharma.com; Investor Relations Contact: Alan Lada, Solebury Trout, Contact: (617) 221-8006, E-mail: alada@soleburytrout.com

CO: ESSA Pharma Inc

CNW 22:40e 25-JUN-19